

April 17, 2015

Via E-mail
Thomas S.T. Gimbel
Chief Executive Officer
American Farmland Company
10 East 53rd Street
New York, NY 10022

> **Re:** **American Farmland Company**
> **Draft Registration Statement on Form S-11**
> **Submitted March 20, 2015**
> **CIK No. 0001474777**

Dear Mr. Gimbel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please include the dealer prospectus delivery obligation required by Item 502 of Regulation S-K.

3. We note your disclosure on pages 2, 10, 88 and 107 that in determining the appraised value or fair market value of the investments in real estate, you relied on independent third party appraisers. Please disclose the name(s) of the third party appraisers and file

their consents as exhibits to the registration statement or provide us with an analysis as to why such disclosures regarding the appraised value or fair market value should not be expertized under Section 7(a) and Rule 436 of the Securities Act. Also refer to Securities Act Sections, Compliance and Disclosure Interpretation Question 141.02 for additional guidance.

Glossary, page ii

4.   We note your reference to "mature" farms throughout the filing. Please revise your glossary to include your definition of this term.

Prospectus Summary, page 1

Business and Growth Strategies, page 11

5.   We note substantial overlap between the disclosure here and the Competitive Strengths section on page 5. Please consider consolidating such disclosure and eliminating repetitive disclosure.

Cropland Acquisitions under Evaluation, page 12

6.   We note you have identified, and are in various stages of reviewing, prospective farmland acquisitions. Please disclose the following:
   - your criteria for identifying your acquisition pipeline;
   - how you have identified the potential acquisitions, including the level of collaboration with your Agricultural Sub-Adviser; and
   - the relationship that you or parties that are contracted on your behalf have with any of the potential sellers, including whether or not there is some type of contractual obligation, such as a right of first offer.

7.   Please provide to us and disclose the historical duration of similar prospective farmland acquisitions from preliminary discussions through acquisition and the success rate of your pipeline completion.

Internalization, page 15

8.   Please tell us and disclose how you will account for the internalization of your former external manager and cite the appropriate accounting literature in your response.

Our Operating Entities, page 15

9.   You indicate herein that as of December 31, 2014, you owned approximately 80.8% of the common units in your operating partnership. Please consistently disclose this amount throughout your prospectus, as you indicate elsewhere that you owned 81.5% partnership

interests in your operating partnership; if such amount includes Co-General Partner interest, disclose that as well.

Our shorter-term leases, which are less than three years in duration . . ., page 26

10.   Please revise this risk factor to disclose that short-term leases representing 29.72% of your Total Annual Rent are set to expire in 2015, per your disclosure on page 117.

We may not be able to hire the Optima employees who are currently managing our business and operations . . ., page 34

11.   We note your disclosure on page 34 that certain Optima employees may decide not to accept or maintain employment with you. Please clarify whether this statement refers to your Optima-affiliated named executive officers: Messrs. Gimbel and Lewis, and Ms. Sichel.

The Internalization will expose us to new and additional responsibilities . . ., page 35

12.   We note your disclosure on page 35 that you will consummate the Internalization prior to the completion of this offering. Please reconcile this with the disclosure elsewhere stating that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering.

Use of Proceeds, page 60

13.   Please advise us of the percentage of the total proceeds that you expect will be allocated to new acquisitions. We may have further comments.

14.   If the indebtedness to be paid from the use of proceeds was incurred within the last year, please describe the use of proceeds of such indebtedness other than short-term borrowings for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Distribution Policy, page 61

15.   We note that you have historically paid dividends. Please supplementally tell us whether you expect dividends to be paid over the next 12 months to be consistent with historical dividend distributions paid. If the dividend is expected to be higher than in the past we may request additional disclosure that supports the estimated dividend.

Capitalization, page 62

16.   Please amend your prospectus to disclose total capitalization inclusive of your revolving
        credit facilities. In addition, you may continue to include cash and cash equivalents for
        informational purposes; however such amount should not be considered a component of
        your total capitalization.

Dilution, page 63

17.   Please revise to disclose that net tangible book value excludes non-controlling interests in
        the operating partnership.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 76

18.   We note your disclosure of operating revenues for your same-property portfolio. Please
        tell us why you have not provided disclosure of operating expenses for your same-
        property portfolio.

Non-GAAP Financial Measures, page 87

19.   Please rename FFO and Core FFO to include the phrase "attributable to the Company".
        In addition, please revise to disclose the reason for the adjustment related to non-
        controlling interests' share of above adjustments for both FFO and Core FFO. Also,
        please explain why the percentage adjustments to non-controlling interests share of above
        adjustments (approx. 17%) is lower than the percentage adjustment of net income
        attributable to non-controlling interests as a percentage of Net income on the income
        statement (approx. 34%).

20.   In calculating unaudited net asset value per share, please tell us supplementally and
        disclose how you calculated the revaluation adjustment attributable to the company.
        Please tell us if this excludes the revaluation adjustment attributable to the non-
        controlling interests. We may have further comment.

21.   We note the significant increase in fair value of your properties over the past two years.
        Please revise to explain the drivers of the significant increase in fair value.

Net asset value per share calculate on the basis of appraised value, page 88

22.   Please revise your disclosure to explain the factors that will make the net asset value per
        share as disclosed here different from the price per share of common stock in this
        offering.

Business and Properties, page 91

Underwriting Criteria and Due Diligence Process, page 101

23.   We note your disclosure on page 101 that the Amended and Restated Sub-Advisory
        Agreement requires the Agricultural Sub-Adviser to comply with certain allocation
        procedures relating to the method by which investment opportunities must be allocated
        between you and other clients. Please expand upon your disclosure to provide a
        summary of the allocation procedures and the extent to which such procedures benefit
        you.

Our Portfolio, page 105

24.   We note your disclosure on page 116 that your tenants are generally responsible for
        paying expenses related to routine maintenance and repairs associated with the leased
        property and for related real and personal property taxes and assessments on the property.
        Please revise your disclosure to describe how you evaluate and monitor your tenant credit
        quality.

Lease Expirations, page 117

25.   We note that leases representing 29.72% of your Total Annual Rent are expiring in 2015.
        Please revise your disclosure in the MD&A section or elsewhere to include a discussion
        of market rents and expiring rents in the relevant geographic locations.

Management, page 137

26.   We note the biographical summary on page 138 for Mr. LeFrak. Please revise your
        disclosure to provide a brief explanation of the business of LeFrak Organization, Inc., the
        LeFrak Trust Company, and The LeFrak Foundation.

27.   Please confirm that the business experience of each of your directors for the past five
        years is disclosed. For example, please clarify on page 139 when Mr. Cohn began
        running Morton Cohn Investments. Additionally, please clarify on page 140 that Ms.
        Kramer currently serves as the President of Remarkable Partners, LP.

28.   Please include a brief description of the specific experience, qualifications, attributes or
        skills that led to the conclusion that each director should serve in such a role for the
        registrant. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 151

Property Management, page 153

29.   Please expand upon your disclosure to explain how you and CAPS determine whether CAPS is paid a property management fee based on either a percentage of a property's rental revenue, the number of acres comprising a property, or a combination of the two. Please disclose the aggregate fees paid by the operating partnership to CAPS during the previous two fiscal years.

Transitional Services Agreement, page 153

30.   Please expand upon your disclosure to describe the Transitional Services Agreement in more detail. For example, please explain whether the employees provided to you pursuant to this agreement includes Messrs. Gimbel and Lewis, and Ms. Sichel. Further, please provide more information as to the estimated costs to you associated with this agreement, and whether you will reimburse Optima for salaries and benefits of its employees.

Pro Forma Consolidated Financial Statements, page F-2

General

31.   Please provide a footnote detailing how you have computed pro forma EPS, including how you considered the amount of shares reflected in the denominator.

Adjustment (D), page F-6

32.   Please clarify whether all of the fees listed will be paid subsequent to the Internalization. In addition, tell us whether you have disclosed throughout your prospectus all of the fees you expect to pay subsequent to the Internalization, including how such fees are calculated and the services provided for such fees. By way of example, you indicate herein a sub-advisory fee payable under the Amended and Restated Sub-Advisory Agreement for 2014 totaling $1.42 million that does not appear to be included in your historical financial statements or discussed elsewhere.

33.   We note the numerous fees described in adjustments (D) and (E) to the pro forma financial statements. In your next amendment please be clear in which adjustments are being added as an expense and which are being removed and the reasons for their inclusion or exclusion.

Exhibit Index

34.   We note you indicate that all of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: John Haggerty, Esq.
        Goodwin Procter LLP